
November 29, 2021

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
2877 Paradise Rd. #702
Las Vegas, NV 89109

      Re: Roman DBDR Tech Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed May 28, 2021
          File No. 001-39687

Dear Dr. Basile:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Finance

cc: Anthony J. McCusker, Esq.